www.linkedin.com/in/sapoorve
(LinkedIn)
github.com/apugoneappu (Other)

Top Skills

Computer Vision
Computer Science
Artificial Intelligence (AI)

Languages

French (Elementary)
Hindi (Native or Bilingual)
English (Native or Bilingual)

Publications

Real-time Lane Detection, Fitting
and Navigation for Unstructured
Environments

Apoorve S.

Co-founder, Tersho (YC S22) : No-code BI tool that lives in
spreadsheets
Jaipur, Rajasthan, India

Summary

Hi, I am Apoorve, co-founder of Tersho (YC S22).

I love building new products using my diverse experience - a couple
of startup ventures, AI and ML research experience and a computer
science degree from IIT Kharagpur.

Experience

Tersho
Co-Founder
January 2022 - Present (11 months)
India

Tersho is a no-code BI tool that lives in the spreadsheet.

BlinkPe
Co-Founder
July 2021 - November 2021 (5 months)
India

BlinkPe enables in-store shopping on a phone, adding value and convenience
while eliminating delays.

Please visit our website (https://www.blinkpe.com) to know more!

Brown University
Research Fellow
February 2021 - July 2021 (6 months)
Remote

Worked on learning parametric 3D surface models of objects from images.
Joint collaboration with colleagues from Brown, Stanford, Adobe London and
IIT Kharagpur.

Frost Labs
Visual Question Answering

January 2020 - December 2020 (1 year)
India

Goal: To develop assistive technology for visually impaired people by answering natural language questions about images

• Carried out an extensive survey of shortcomings of existing VQA models and implemented state-of-the-art models like BAN, MFB, MCAN etc
• Developed a student-teacher method to improve image attentions of any existing attention-based visual question answering system
• Gained an improvement over recent benchmarking models MFB and BAN respectively, without using more amount of data
• Devised a novel angle-based gradient update method for simultaneous optimisation of multiple objective functions

Wadhwani AI
Research Intern
May 2020 - July 2020 (3 months)
Mumbai, Maharashtra, India

Goal: Use unlabelled video data to improve 3D human reconstruction and 2D keypoint prediction performance

• Conducted an intensive literature review of self-supervised techniques in several domains such as images, videos and 3d reconstruction
• Contributed to the development of a novel method for using unlabelled videos for 3D human reconstruction in a self-supervised manner
• Formulated a self-supervised reconstruction pipeline by exploiting the disentangled nature of human pose and appearance
• Improvement in 2D keypoint detection performance over supervised benchmark models such as Human Mesh Recovery (HMR)

IoT Box Systems
Research and Development Remote Intern
January 2020 - March 2020 (3 months)

Goal: To classify audio sounds as categories of sneezes for early prognosis of medical conditions

• Developed an audio classification model for a hospital to identify sneeze audios and to classify the real sneezes as soft, loud etc. for early prognosis
• Investigated the performance of image-based models and different audio features such as MFCCs, Chroma features, Log Mel Spectrogram etc.

• Obtained an accuracy of 83% (sneeze/non-sneeze), 80% (real /fake) and 60% (soft/loud/stifled/dramatic) using a CNN-LSTM architecture
• Made the model data efficient using transfer learning from a pretrained VGGish model and using heavy data augmentation
• Deployed an inference pipeline of the model using Flask and Azure Virtual Machine

Autonomous Ground Vehicle Research Group
Research Student
April 2018 - January 2020 (1 year 10 months)
Kharagpur Area, India

Autonomous Ground Vehicle Research Group (AGV) is a group of enthusiastic undergraduates working towards the end goal of making India's first autonomous vehicle.

While we're not completely there yet, we have made substantial progress in a lot of relevant areas.

Our group also won the 2nd prize at the Intelligent Ground Vehicle Competition (IGVC) at Michigan, USA in both 2018 and 2019.

We are also one of the top 11 team chosen for the task of converting an electric Mahindra e2o to a fully autonomous vehicle.

Education

Indian Institute of Technology, Kharagpur
Bachelor of Technology - BTech, Computer Science · (2017 - 2022)

Step By Step High School, Jaipur
High School Diploma · (2000 - 2016)